EXHIBIT 12

PORTLAND GENERAL ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3 Mos. Ended	For the Year Ended December 31,
(Thousands of Dollars)	March 31, 2007	2006	2005	2004	2003	2002

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$82,406	$107,240	$105,759	$146,325	$103,964	$124,871

FIXED CHARGES FROM BELOW	23,501	91,846	85,330	84,803	95,334	89,004

TOTAL EARNINGS	105,907	199,086	191,089	231,128	199,298	213,875

FIXED CHARGES:
INTEREST EXPENSE	16,837	68,932	68,359	68,661	78,702	71,423
CAPITALIZED INTEREST	3,006	8,482	3,717	2,880	2,567	3,158
INTEREST ON LONG-TERM POWER CONTRACTS (PUD’S)	2,538	9,927	8,634	8,549	9,091	8,662
ESTIMATED INTEREST FACTOR IN RENTAL EXPENSE	1,120	4,505	4,620	4,713	4,974	5,761
TOTAL FIXED CHARGES	$23,501	$91,846	$85,330	$84,803	$95,334	$89,004

RATIO OF EARNINGS TO FIXED CHARGES	4.51	2.17	2.24	2.73	2.09	2.40